Exhibit 99.1
Date: November 20, 2009
To: DISH Employees with DISH Stock Options
From: Stephen Wood, EVP
Re: Upcoming Exchange Program
On November 6, 2009, the Board of Directors of DISH Network Corporation (“DISH”) declared a one-time dividend of $2.00 per share on its outstanding Class A and Class B common stock, which will be payable in cash on December 2, 2009 to shareholders of record on November 20, 2009.
In light of the dividend, the Committee administering the DISH employee stock incentive plans has authorized a $2.00 per share decrease in the exercise price of existing unexercised and unexpired stock options. The adjustment to the exercise price will have no impact on the vesting or expiration of such stock options.
However, because this adjustment will cause certain of our employee stock options that would otherwise be treated as incentive stock options (“ISOs”) for U.S. Federal income tax purposes to lose ISO treatment, we are seeking the consent of DISH employees who hold ISOs to make the adjustment. The consent will be solicited through a one-time voluntary exchange offer (the “Exchange”).
Holders of ISOs will have a specific timeframe to complete the Exchange — currently expected to commence during the month of December (on a date that has not yet been set) and expire twenty business days later. Please note that the exercise price of all existing unexercised and unexpired stock options will be adjusted at the same time following completion of the Exchange. If you exercise stock options prior to the completion of the Exchange you will not benefit from any adjustment to the exercise price of those stock options pursuant to the Exchange. We will communicate Exchange details through email from time to time to explain the Exchange and the procedures for participating.
Please monitor your email for this upcoming information.
Please email stock.options@dishnetwork.com with any questions you may have.
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The Exchange described in this letter has not yet commenced. DISH will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Exchange. Persons who are eligible to participate in the Exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange.
DISH stockholders and stock option holders will be able to obtain the written materials described above and other documents filed by DISH with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.